Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 2012	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

200 Bay Street

Royal Bank Plaza, South Tower

Suite 2350

Toronto, Ontario

Canada M5J 2J2

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	Assigned File No. ____________	No ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K is specifically incorporated by reference into North American Palladium’s registration statement on Form S-8 (File No. 333-13766) and North American Palladium’s registration statements on Form F-10 (File No. 333-164512).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
Date:	February 24, 2012	By:	/s/ Trent Mell
Trent C. A. Mell Vice President, Corporate Development, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	2011 MD&A
2	2011 Audited Financial Statements
3	News Release – “North American Palladium Announces Year End 2011 Results”

4	News Release – “North American Palladium Appoints Head of Exploration”